Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of April 2006                       Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)


                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  |X|   Form 40-F  |_|



     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  |_|     No  |X|


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

    Natuzzi's 2005 Annual Net Losses Decreased to EUR 14.6 Million

    SANTERAMO IN COLLE, BARI, Italy--(BUSINESS WIRE)--April 10, 2006--Natuzzi S.p.A. (the "Company" or the "Group") (NYSE:NTZ) announces that its Board of Directors today agreed upon a change in the unaudited consolidated financial statements approved by the Board on March 29th, 2006, reducing Natuzzi's net loss for full year 2005 and fourth quarter 2005 to EUR 14.6 million and EUR 0.7 million, respectively, from EUR 16.7 million and 2.8 million previously announced.
    This reduction reflects the write-off of a EUR 2.1 million prudential provision that had been included in the Group's unaudited financial statements in connection with the results of Italsofa Bahia, its Brazilian subsidiary. In particular, after the Board meeting of March 29, 2006, the subsidiary received a communication from local authorities fully recognizing its right to benefit from a corporate tax reduction.
    Accordingly, in compliance with the Italian accounting principles and Italian legislation, the Board decided to write-off the aforesaid provision prior to the Shareholders' meeting that has been called for April 28th (first call) or April 29th (second call), 2006, in which the 2005 financial results will be presented to the Shareholders for their approval.

----------------------------------------------------------------------
    ABOUT NATUZZI S.P.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.
    Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents. Cutting-edge design, superior Italian craftsmanship, and advanced, vertically-integrated manufacturing operations underpin the Company's market leadership.
    Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 132 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 148 licensed Divani & Divani by Natuzzi and Natuzzi stores.
    Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.
----------------------------------------------------------------------
    - Tables follow -



                    NATUZZI S.P.A. AND SUBSIDIARIES
  Unaudited Consolidated Statement of Earnings for the fourth quarter ended December 31, 2005 on the basis of Italian GAAP
----------------------------------------------------------------------
                Three months ended on:  31-Dec-05    31-Dec-05
---------------------------------------------------------------
(Expressed in millions of EUR except     Approved on  Approved on
 per share data)                          April 10,   March 29,
                                            2006        2006
---------------------------------------------------------------
                  Upholstery net sales        173.0      173.0
                           Other sales         17.6       17.6
---------------------------------------------------------------
Net Sales                                     190.6      190.6
---------------------------------------------------------------
                             Purchases        (77.5)     (77.5)
                                 Labor        (30.1)     (30.1)
             Third-party Manufacturers         (7.2)      (7.2)
                   Manufacturing Costs         (8.9)      (8.9)
                      Inventories, net        (11.9)     (11.9)
---------------------------------------------------------------
Cost of Sales                                (135.6)    (135.6)
---------------------------------------------------------------
Gross Profit                                   55.0       55.0
---------------------------------------------------------------
                      Selling Expenses        (48.4)     (48.4)
   General and Administrative Expenses        (12.0)     (12.0)
---------------------------------------------------------------
Operating Income (Loss)                        (5.4)      (5.4)
---------------------------------------------------------------
                  Interest Income, net          0.0        0.0
                 Foreign Exchange, net          2.4        2.4
                     Other Income, net          6.2*       4.2
---------------------------------------------------------------
Earnings (Losses) before taxes and              3.2*       1.2
 minority interest
---------------------------------------------------------------
                          Income taxes        (4.0)*      (4.1)
---------------------------------------------------------------
Earnings (Losses) before minority             (0.8)*      (2.9)
 interest
---------------------------------------------------------------
                     Minority Interest        (0.1)*      (0.1)
Net Earnings (Losses)                         (0.7)*      (2.8)
---------------------------------------------------------------
Earnings (Losses) per Share                  (0.01)*     (0.05)
---------------------------------------------------------------
Average Number of Shares Outstanding     54,681,628 54,681,628
(1)
---------------------------------------------------------------

(1) Net of shares repurchased


---------------------------------------------------------------
                Three months ended on:  31-Dec-05     31-Dec-05
---------------------------------------------------------------
Key figures in U.S. dollars (millions,   Approved on  Approved on
 except per share data)                   April 10,    March 29,
                                             2006        2006
======================================================================
Net Sales                                     226.6      226.6
Gross Profit                                   65.4       65.4
Operating Income (Loss)                        (6.4)      (6.4)
Net Earnings (Losses)                         (0.8)*      (3.3)
Earnings (Losses) per Share                  (0.01)*     (0.06)
Average exchange rate (U.S. dollar per
 Euro)                                          1.1890
---------------------------------------------------------------

* Item affected by the changes approved by the Board


                    NATUZZI S.P.A. AND SUBSIDIARIES
 Unaudited Consolidated Statement of Earnings for the full year ended
            December 31, 2005 on the basis of Italian GAAP
------------------------------------   ----------- ------------
             Twelve months ended on:    31-Dec-05   31-Dec-05
------------------------------------   ----------- ------------
(Expressed in millions of EUR except   Approved on Approved on
 per share data)                        April 10,   March 29,
                                           2006        2006
------------------------------------   ------------------------
                Upholstery net sales        594.8       594.8
                         Other sales         75.1        75.1
------------------------------------   ----------- -----------
Net Sales                                   669.9       669.9
------------------------------------   ----------- -----------
                           Purchases       (295.3)     (295.3)
                               Labor       (108.3)     (108.3)
           Third-party Manufacturers        (25.3)      (25.3)
                 Manufacturing Costs        (33.6)      (33.6)
                    Inventories, net          3.1         3.1
------------------------------------   ----------- -----------
Cost of Sales                              (459.4)     (459.4)
------------------------------------   ----------- -----------
Gross Profit                                210.5       210.5
------------------------------------   ----------- -----------
                    Selling Expenses       (182.2)     (182.2)
 General and Administrative Expenses        (43.0)      (43.0)
------------------------------------   ----------- -----------
Operating Income (Loss)                     (14.7)      (14.7)
------------------------------------   ----------- -----------
                Interest Income, net          0.0         0.0
               Foreign Exchange, net         (1.6)       (1.6)
                   Other Income, net          4.5*        2.5
------------------------------------   ----------- -----------
Earnings (Losses) before taxes and
 minority interest                          (11.8)*     (13.8)
-------------------------------------------------- -----------
                        Income taxes         (3.1)*      (3.2)
------------------------------------   ----------- -----------
Earnings (Losses) before minority
 interest                                   (14.9)*     (17.0)
------------------------------------   ----------- -----------
                   Minority Interest         (0.3)*      (0.3)
Net Earnings (Losses)                       (14.6)*     (16.7)
------------------------------------   ----------- -----------
Earnings (Losses) per Share                 (0.27)*     (0.31)
------------------------------------   ----------- -----------
Average Number of Shares
 Outstanding*                          54,681,628  54,681,628
------------------------------------   ----------- -----------
(*) Net of shares repurchased


------------------------------------   ----------- -----------
             Twelve months ended on:     31-Dec-05   31-Dec-05
------------------------------------   ----------- -----------
Key Figures in U.S. dollars (millions,  Approved on  Approved on
 except per share data)                  April 10,    March 29,
                                            2006       2006
======================================================================
Net Sales                                   834.0       834.0
Gross Profit                                262.1       262.1
Operating Income (Loss)                     (18.3)      (18.3)
Net Earnings (Losses)                       (18.2)*     (20.8)
Earnings (Losses) per Share                 (0.34)*     (0.39)
Average exchange rate (U.S. dollar
 per Euro)                                     1.2449
---------------------------------------------------------------

* Item affected by the changes approved by the Board


                    NATUZZI S.P.A. AND SUBSIDIARIES
     Unaudited Consolidated Balance Sheet as of December 31, 2005


                              Approved Approved
                                 on      on
                             April 10, March 29,
                                2006     2006
----------------------------- -------- ---------
                             31-Dec-05 31-Dec-05
----------------------------- -------- ---------
           ASSETS
Current Assets:
Cash and cash equivalents        89.7   89.7
Marketable debt securities        0.0    0.0
Trade receivables, net          123.6  123.6
Other receivables                46.3   46.3
Inventories                     115.7  115.7
Unrealized foreign exchange
 gains                            0.0    0.0
Prepaid expenses and accrued
 income                           2.6    2.6
Deferred income taxes             6.6    6.6
----------------------------- -------- ------
Total current assets            384.5  384.5
----------------------------- -------- ------
Non-Current Assets:
Net property, plant and
 equipment                      262.8  262.8
Other assets                     16.6   16.6
Deferred income taxes             1.1    1.1
----------------------------- -------- ------
TOTAL ASSETS                    665.0  665.0
----------------------------- -------- ------
LIABILITIES AND SHAREHOLDERS'
 EQUITY
Current Liabilities:
Short-term borrowings             7.7    7.7
Current portion of long-term
 debt                             0.4    0.4
Accounts payable-trade           73.5   73.5
Accounts payable-other           24.8   24.8
Unrealized foreign exchange
 losses                           4.8    4.8
Income taxes                      2.9*   3.0
Salaries, wages and related
 liabilities                     22.1   22.1
----------------------------- -------- ------
Total current liabilities       136.2* 136.3
----------------------------- -------- ------
Long-Term Liabilities:
Employees' leaving
 entitlement                     32.3   32.3
Long-term debt                    3.6    3.6
Deferred income taxes             0.0    0.0
Deferred income for capital
 grants                          14.8   14.8
Other liabilities                 4.4*   6.3
----------------------------- -------- ------
Minority Interest                 0.7*   0.7
----------------------------- -------- ------
Shareholders' Equity:
Share capital                    54.7   54.7
Reserves                         42.3   42.3
Additional paid-in capital        8.3    8.3
Retained earnings               367.7* 365.7
----------------------------- -------- ------
Total shareholders' equity      473.0* 471.0
----------------------------- -------- ------
Commitments and contingent
 liabilities                      0.0    0.0
----------------------------- -------- ------
TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY           665.0  665.0
----------------------------- -------- ------

* Item affected by the changes approved by the Board



                    NATUZZI S.P.A. AND SUBSIDIARIES
         Unaudited Consolidated Statements of Cash Flows as of
                           December 31, 2005

                        Approved on Approved on
                          April 10,  March 29,
                             2006      2006
                           -------- --------
                         31-Dec-05 31-Dec-05
                          -------- ---------
Cash flows from operating
 activities:
Net earnings (losses)        (14.6)* (16.7)
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
Depreciation and
 amortization                 33.0   33.0
Employees' leaving
 entitlement                   2.4    2.4
Deferred income taxes         (6.3)  (6.3)
Minority interest             (0.2)* (0.2)
(Gain) loss on disposal of
 assets                       (0.2)  (0.2)
Unrealized foreign
 exchange (losses) / gain     11.9   11.9
Deferred income for
 capital grants               (5.6)  (5.6)
Change in assets and
 liabilities:
Receivables, net              10.6   10.6
Inventories                   (1.6)  (1.6)
Prepaid expenses and
 accrued income               (0.1)  (0.1)
Other assets                  (1.4)  (1.4)
Accounts payable              (7.4)  (7.4)
Income taxes                   0.4*   0.5
Salaries, wages and
 related liabilities           3.3    3.3
Other liabilities             (1.0)*  1.0
-------------------------- -------- ------
Total adjustments             37.8*  39.9
-------------------------- -------- ------
NET CASH PROVIDED BY
 OPERATING ACTIVITIES         23.2   23.2
-------------------------- -------- ------

Cash flows from investing
 activities:
Property, plant and
 equipment:
Additions                    (20.9) (20.9)
Disposals                      0.9    0.9
Government grants received     1.0    1.0
Marketable debt
 securities:
Proceeds from sales            0.0    0.0
Purchase of business, net
 of cash acquired             (2.0)  (2.0)
Disposal of business           0.0    0.0
-------------------------- -------- ------
NET CASH USED IN INVESTING
 ACTIVITIES                  (21.0) (21.0)
-------------------------- -------- ------
Cash flows from financing
 activities:
Long term debt:
Proceeds                       0.5    0.5
Repayments                    (2.1)  (2.1)
Short-term borrowings          1.6    1.6
Dividends paid to
 shareholders                 (3.8)  (3.8)
Dividends paid to minority
 shareholders                  0.0    0.0
-------------------------- -------- ------
NET CASH USED IN FINANCING
 ACTIVITIES                   (3.8)  (3.8)
-------------------------- -------- ------
Effect of translation
 adjustments on cash           4.0    4.0
-------------------------- -------- ------
INCREASE (DECREASE) IN
 CASH AND CASH EQUIVALENTS     2.4    2.4
-------------------------- -------- ------
Cash and cash equivalents,
 beginning of the year        87.3   87.3
-------------------------- -------- ------
CASH AND CASH EQUIVALENTS,
 END OF THE  PERIOD           89.7   89.7
-------------------------- -------- ------
Supplemental disclosure of
 cash flow information
Cash paid during the year
 for interest                  0.0    0.0
-------------------------- -------- ------
Cash paid during the year
 for income taxes              0.0    0.0
-------------------------- -------- ------

* Item affected by the changes approved by the Board




    CONTACT: Natuzzi  S.p.A.
             Investor Relations Dept.
             Tel.: +39-080-8820-812
             investor_relations@natuzzi.com
             OR
             Corporate Press Office
             Tel.: +39-080-8820-124
             relazioni.esterne@natuzzi.com
             www.natuzzi.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        NATUZZI S.p.A.
                                        (Registrant)


Date:  April 10th, 2006                 By: /s/ GIUSEPPE DESANTIS
                                            ----------------------------------
                                            Giuseppe Desantis